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UBS AG Postfach 8098 Zürich Tel. +41-44-234 11 11 Corporate Center Group CFO Management Kirt Gardner Tel. +41-44-237-3791 kirt.gardner@ubs.com www.ubs.com

October 14, 2016

Mr. Christian N. Windsor

Special Counsel

Office of Financial Services

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-1090

Re:       UBS Group AG

UBS AG

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 6-K dated July 29, 2016

File Nos. 1-36764 and 1-15060

UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

Dear Mr. Windsor:

We respectfully submit a response to your letter dated September 29, 2016 from the staff of the Securities and Exchange Commission relating to Form 20-F for the Fiscal Year Ended December 31, 2015, filed March 18, 2016, and Form 6-K dated July 29, 2016.

1.    "In your letter to us dated September 30, 2013, you described contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include information about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, services, or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control."

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

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CONFIDENTIAL TREATMENT REQUESTED BY UBS AG

UBS Group AG

UBS AG

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 6-K dated July 29, 2016

File Nos. 1-36764 and 1-15060

2.    "Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan."

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

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CONFIDENTIAL TREATMENT REQUESTED BY UBS AG

UBS Group AG

UBS AG

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 6-K dated July 29, 2016

File Nos. 1-36764 and 1-15060

3.    "Please address the following regarding your disclosure that you have changed your definition of cash and cash equivalents to exclude cash collateral receivables on derivative instruments with bank counterparties".

3.1  "Please describe the drivers for this change in classification. As part of your response, tell us how you considered paragraph 7 of IAS 7 in determining your treatment of these receivables before and after the change."

IAS 7, paragraph 6, defines cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. IAS 7 also refers to activities that form an integral part of an "entity's cash management" and are included as a component of cash and cash equivalents, as they are held for the purpose of meeting ‘’short term cash commitments rather than for investment or other purposes"(IAS 7 paragraph 7).

Prior to applying the change, UBS had taken the view that cash collateral receivables on derivatives with bank counterparties meet the definition of cash equivalents as (i) the cash receivable represents cash delivered to satisfy short term cash commitments arising from derivative trading activity; and (ii) a significant portion of the Group's over-the-counter, or OTC, derivative agreements permitted either party to post either cash or eligible securities to meet margin requirements.

Further, since January 2015, UBS is subject to the Liquidity Coverage Ratio ("LCR") requirements of the Basel III framework, as adopted by Switzerland and its banking regulator FINMA, on a consolidated basis as well as for its Swiss Systemically Relevant Banks, UBS AG and UBS Switzerland AG, each on a standalone basis. Please refer to page 235 in our Annual Report 2015. The objective of the LCR is to promote the short-term resilience of the liquidity risk profile of banks by ensuring that banks have an adequate stock of unencumbered high-quality liquid assets, or HQLA, which can be easily converted in private markets to cash in order to meet their liquidity needs for a 30 calendar day liquidity stress scenario.  We have reviewed the determination of cash equivalents in light of (i) the Basel III LCR framework, which does not include cash collateral on derivative instruments in the definition of HQLA; and (ii) the change in standard terms of new collateral agreements for OTC derivatives that generally no longer permit cash collateral to be replaced by securities collateral, and, based on such review, voluntarily refined our definition of cash equivalents accordingly. This in our view enhances the relevance and consistency of information provided in the statement of cash flows.

This change in our statement of cash flows had no impact on other primary financial statements or any other Group regulatory measure, including Capital, Capital ratios, Leverage Ratio and Liquidity Coverage Ratio.

3.2  "Tell us the duration terms of the derivative contracts which are collateralized by the cash receivables formerly treated as cash equivalents."

The cash collateral receivables on derivative instruments with banks represent cash that has been transferred under an ISDA Credit Support Annex ("CSA") to margin bilateral OTC derivatives. The individual derivatives have varying contractual maturities as detailed below.  The credit risk associated with these contracts is managed on a daily basis by counterparty across the various derivative products, maturities and currencies subject to the same CSA agreement. UBS

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CONFIDENTIAL TREATMENT REQUESTED BY UBS AG

UBS Group AG

UBS AG

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 6-K dated July 29, 2016

File Nos. 1-36764 and 1-15060

treats and discloses these derivatives as "on demand" instruments. Please refer to our Annual Report 2015 Note 27b Maturity analysis of financial liabilities.

The contractual maturities of derivative instruments with bank counterparties as of 31 December 2015 were as follows: Positive Replacement Values: 21% up to 3 months; 15% 3-12 months; 31% 1-5 years; and 33% over 5 years. For Negative Replacement Values: 22% up to 3 months; 16% 3-12 months; 32% 1-5 years; and 31% over 5 years.

3.3  "Clarify whether all cash collateral receivables from banks for your derivative contracts were formerly included in cash equivalents or only a subset of your cash collateral receivables meeting certain parameters. Please identify any such parameters in your response."

We can confirm that all cash collateral receivables on derivative instruments with bank counterparties were formerly included in cash equivalents. Please refer to our Annual Report 2014 statement of cash flows (footnote 2 page 404) and Note 11 for a breakdown of our cash collateral receivables on derivative instruments (page 440).

4.    "We note your disclosure that effective June 30, 2016 you elected to convert your interest rate swaps transacted with the London Clearing House ("LCH") from the previous collateral model to a settlement model. Your disclosure goes on to state that the interest rate swaps are now legally settled on a daily basis resulting in the derecognition of the associated assets and liabilities, and the effect of this change as of June 30, 2016 is a CHF 93 billion reduction in gross cash collateral receivables and payables on derivative instruments and corresponding netting presented in Note 12. Please address the following:

4.1  "Tell us in more detail the specific terms that changed as a result of the conversion that resulted in the interest rate swaps now being considered legally settled on a daily basis. As part of your response, please tell us whether the timing or amount of cash flows related to the interest rate swaps has changed."

LCH made significant amendments to its rules that became effective on December 17, 2015. These amendments were approved by the Bank of England and Commodity Futures Trading Commission and have resulted in two models for interest rate swaps cleared through LCH for clearing members' house accounts. The traditional collateral-to-market ("CTM") model has been supplemented by a settlement-to-market (“STM”) model. The difference between the two models is a legal re-characterization of the variation margin. This legal re-characterization under the STM model was based on amendments that redefined the nature of the variation margin from a contractual payment of collateral to a contractual settlement payment. Under the CTM model, variation margin is legally considered to be collateral related to the derivative instrument, while under the STM model, variation margin legally settles the net present value of the derivative instrument on a daily basis without terminating or extinguishing the contract. The conversion from CTM to STM has no impact on the timing or amount of cash flows or risks inherent in the contract. Under the revised rules, clearing members can choose, but are under no obligation, to convert all trades within their house accounts from the CTM model to the STM model with clearing members being required to provide LCH with 5 workings days' notice of their intention to convert. UBS provided the required notification to allow it to convert on 30

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CONFIDENTIAL TREATMENT REQUESTED BY UBS AG

UBS Group AG

UBS AG

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 6-K dated July 29, 2016

File Nos. 1-36764 and 1-15060

June 2016. This change had no impact on UBS’s net balance sheet position as UBS applies IAS 32 netting principles in order to net the gross derivative balances against cash collateral payables / receivables on derivative instruments for balance sheet presentation purposes.

Given that under the STM construct, payment or receipt of variation margin represents legal settlement of the derivative instrument, we consider the legal re-characterization of the variation margin to be dispositive from an accounting perspective.  Specifically, given the legal conclusion that payments of variation margin under an STM model do not give rise to additional payables or receivables between the payer or payee, and are instead a legal settlement of amounts due under the contractual terms of the derivative instruments, it would not be appropriate to reflect variation margin amounts as separate units of account (cash collateral payables / receivables on derivative instruments) arising from said instruments. Consequently, it was concluded that under the STM model the derivative instrument is the relevant unit of account. Such derivative instrument also includes any price alignment interest that is paid to eliminate a basis difference in the pricing of central clearing counterparty cleared contracts as compared to collateralized bilateral OTC contracts.

4.2  "Tell us whether any of the interest rate swaps that were affected by the conversion were included in hedge accounting relationships at the time of conversion. If so, please tell us your consideration of the guidance in paragraphs 91 and 101 of IAS 39."

The above changes affected interest rate swaps that are included in all categories of UBS's designated hedge accounting relationships except for its net investment hedges. In light of various factors, we de- and re-designated all affected hedge accounting relationships at the point of conversion based on IAS 39.91c) and IAS 39.101d), which allow for a voluntary revocation of hedge accounting relationships. No additional disclosures were provided given there is no requirement under IFRS 7 to disclose a de- and re-designation of a hedge accounting relationship.  In addition, the change had no material impact on the nature of our designated hedges, the items included within those hedges, the hedge effectiveness testing methodologies used or the results of those tests.

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CONFIDENTIAL TREATMENT REQUESTED BY UBS AG

UBS Group AG

UBS AG

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 6-K dated July 29, 2016

File Nos. 1-36764 and 1-15060

We appreciate the opportunity to provide you with this additional information. If you wish to discuss any of our responses or require further information, please do not hesitate to contact Todd Tuckner at +1 203-719-0381 (todd.tuckner@ubs.com).

Very truly yours,

UBS AG

/s/ Kirt Gardner                                                  /s/ Todd Tuckner

Kirt Gardner                                                    Todd Tuckner

Group Chief Financial Officer                           Group Controller and Chief Accounting Officer